Morgan Stanley Dean Witter Charter Series
Monthly Report
June 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of June 30, 1999 was as follows:

Funds                    N.A.V.                   % change for month
Charter Graham           $  9.62                        6.62%
Charter Millburn         $10.60                         5.20%
Charter Welton           $  9.21                        3.03%

In Charter Graham, profits were recorded during June from short positions in European bond futures, particularly German interest rate futures, as prices declined due to dampened sentiment regarding the European Monetary Union and fears of an interest rate hike in the U.S. Gains were also recorded from short positions in U.S. interest rate futures as domestic bond prices also moved lower due to fears of a tighter Federal Reserve monetary policy and an interest rate hike in the U.S. In metals, profits were recorded from long positions in aluminum and copper futures as prices of these base metals rose due to a reduction in warehouse stocks and reports that several major copper producers would be cutting production significantly. Additional gains were recorded from short positions in gold futures as gold prices fell to a 20-year low in anticipation of the British Treasury's auction of its gold reserves on July 6. In the energy markets, profits were recorded from long positions in crude oil futures as oil prices increased to a 19-month high amid signs of declining inventories and growth in global demand. Smaller gains were recorded in the global stock index futures markets from long positions in Nikkei Index futures as Japanese equity prices rose due to encouraging economic data out of Japan. These gains were partially offset by losses incurred in currencies from short positions in the Japanese yen as the value of the yen temporarily strengthened versus the U.S. dollar during mid-month on reports of stronger-than-expected gross domestic product data from Japan and optimism regarding that country's economy. Smaller currency losses were recorded from short South African rand positions as the value of the rand increased versus the U.S. dollar as nervousness about the recent South African election assuaged.

In Charter Millburn, gains were recorded during June from short positions in Japanese interest rate futures as Japanese bond prices moved lower due to rising interest rates spurred by an optimistic outlook for that country's economy. Additional profits were recorded from short positions in European interest rate futures as prices in these markets moved lower amid skepticism regarding the European Monetary Union and fears of an interest rate hike in the U.S. Smaller gains were recorded in this market complex from short positions in U.S. interest rate futures as domestic bond prices fell in anticipation of the interest rate hike by the Federal Open Market Committee late in the month. In global stock index futures, profits were recorded from long positions in Nikkei and Hang Seng Index futures as most Asian equity prices moved higher amid an overall bullish sentiment for the economies of the Far East. In metals, profits were recorded from long positions in aluminum futures as prices increased on reports of a reduction in warehouse stocks. Smaller gains were recorded from long positions in crude oil and unleaded gas futures as oil prices climbed to a 19-month high on signs of shrinking inventories and an increase in global demand. These gains were partially offset by losses incurred from short positions in the Japanese yen as its value temporarily strengthened versus the U.S. dollar during mid-month on reports of stronger-than-expected gross domestic product data from Japan and optimism regarding that country's economy. Smaller losses were experienced from long positions in coffee futures as coffee prices declined sharply during the first half of June due to forecasts for warmer weather in Brazil.

In Charter Welton, gains were recorded during the month primarily from long positions in U.S. stock index futures as domestic equity prices rose following the release of U.S. economic data that calmed investor fears of any extreme action by the Federal Open Market Committee. U.S. stock prices received an extra boost on the last day of the month after the Fed announced a quarter percentage point increase in the Federal Funds rate and that it was shifting its monetary policy from a tightening bias to that of a neutral one. Additional gains were recorded from short positions in European interest rate futures, particularly Spanish and German bond futures, as prices declined amid dampened sentiment regarding economic unity in that region and fears of an interest rate hike in the U.S.
Smaller gains were recorded in livestock trading from short positions in lean hog futures as prices declined sharply due to reports of an inventory surplus. These gains were partially offset by losses incurred in the energy markets from long positions in natural gas futures as prices dropped during mid-month on reports of higher-than-expected storage levels and a break in a heat wave in key consumption areas of the United States. Smaller losses were experienced from short positions in aluminum and copper futures as prices increased on a decline in warehouse stocks and on announcements by several leading copper producers that they would cut production significantly.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner

MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of the calendar year and the inception-to-date return for each Fund in the Morgan Stanley Dean Witter
Charter Series.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE
OF FUTURE RESULTS.
Charter Graham

Year                Return
1999 (4 months)                -3.8%

Inception-to-Date Return:      -3.8%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (4 months)                 6.0%

Inception-to-Date Return:            6.0%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (4 months)                 -7.9%

Inception-to-Date Return:            -7.9%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended June 30, 1999
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of
Percent of
                                        June 1, 1999
June 1, 1999
                                        Beginning
Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading Profit (Loss):
  Realized                         69,479              0.74
171,895                           1.36
  Net change in unrealized        594,828              6.31
568,178                           4.50
  Total Trading Results           664,307              7.05
740,073                           5.86
Interest Income (DWR)              30,462              0.32
38,478                            0.30
  Total Revenues                  694,769              7.37
778,551                           6.16

EXPENSES
Brokerage fees (DWR)               54,972      0.58                     73,627
0.58
Management fees                    15,706      0.17                     21,036
0.17
Incentive fees                       -          -                       28,060
0.21
  Total Expenses                   70,678             0.75
122,723                           0.96
NET INCOME                        624,091             6.62
655,828                           5.20

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended June 30, 1999
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham L.P.       Morgan
Stanley Dean Witter Charter Millburn L.P.
                       Units          Amount    Per Unit                   Units
Amount      Per Unit

                                           $          $
$            $
Net Asset Value,
  June 1, 1999         1,044,678.659   9,423,764     9.02
1,252,465.037   12,621,690              10.08
Net Income                    -          624,091     0.60
-                                   655,828        0.52
Subscriptions            140,769.138   1,354,199     9.62
147,847.501    1,567,184      10.60
Net Asset Value,
  June 30, 1999        1,185,447.797  11,402,054    9.62
1,400,312.538   14,844,702              10.60

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended June 30, 1999
(Unaudited)
                                                             Morgan Stanley Dean
Witter Charter Welton L.P.
                                        Percent of
                                        June 1, 1999
                                        Beginning
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading Profit (Loss):
  Realized                      (115,828)             (0.93)
  Net change in unrealized       545,916               4.40
  Total Trading Results          430,088               3.47
Interest Income (DWR)             38,707               0.31
  Total Revenues                 468,795               3.78

EXPENSES
Brokerage fees (DWR)              72,440       0.58
Management fees                   20,697       0.17
Incentive fees                      -                   -
  Total Expenses                  93,137               0.75

NET INCOME                       375,658               3.03

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended June 30, 1999
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton L.P.
                       Units          Amount    Per Unit
                                           $          $
Net Asset Value,
  June 1, 1999         1,388,549.104  12,418,334      8.94
Net Income                     -         375,658      0.27
Subscriptions            188,928.895   1,740,035      9.21
Net Asset Value,
  June 30, 1999        1,577,477.999  14,534,027     9.21

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its
U.S. Treasury bill investments during such month.   Carr also credits DWR
with the interest income earned with respect to the Partnership's Net Assets maintained in trading accounts at Carr. DWR in turn credits the Partnership with 100% of the interest income received from Carr. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fee covers all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Continued)


Redemptions - Limited Partners may redeem some or all of their Units as of the last day of the six months following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in the Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR for trades executed on its behalf as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in future interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in
Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of management fees and incentive fees as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of "Trading Profits", (as defined in the Limited Partnership agreements), as of the end of each calendar month. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.

4.   Legal Matters

The following supplements the Legal Matters note to the financial statements previously disclosed in the Partnership's Annual Report for the year ended December 31, 1998:

With respect to the plaintiff's consolidated action in California on July 1, 1999, the Superior Court of the State of California, ruling from the bench, denied the plaintiffs' motion to have their lawsuit certified as a class action, stating, among other things, that plaintiffs' lawsuit did not present common questions of fact.